Amended Articles of Incorporation

For Office Use Only

-FILED-

File No.: BA20240724014

Date Filed: 4/8/2024

The undersigned certify that:

1. They are the president and the secretary, respectively, of Postseason, Inc., a California corporation, with California Entity Number 4790337 ("Company").
2. Article 4(Shares) of the Articles of Incorporation are hereby amended in their entirety to read as follows:

> There are 10,000,000 shares of capital stock of the Company being authorized, $0.001 par value per share, divisible into such classes and series and having such designations, voting rights and preferences as the Articles of Incorporation shall determine. The company is authorized to issue two classes of stock designated "Class A Common Stock" and "Class B Common Stock", respectfully. The number of shares of Class A Common stock authorized to be issued is 1,000,000 and the number of shares of Class B Common Stock to be issued is 9,000,000. Class A Common Stock and Class B Common Stock are hereinafter collectively referred to as "Common Stock."

> The following description of capital stock of the Company is subject to the provisions contained in the Articles. The holders of Common Stock: (i) shall have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors of the Company; (ii) shall be entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) shall not have preemptive rights; and (iv) holders of Class A Common Stock are entitled to one vote per share on all matters on which shareholders may vote at all meetings of shareholders. Holders of Class B Common Stock shall have no voting rights, except as provided by law. All shares of Common Stock now outstanding are fully paid and non-assessable.

B2603-5479 04/08/2024 5:00 PM Received by California Secretary of State

The payment by the Company of Dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, capital requirements, and financial condition, as well as other relevant factors. The Company has never paid or declared a dividend on its capital stock, and due to its anticipated financial needs and future plans, the Company does not contemplate paying any dividends upon its capital stock in the foreseeable future.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.
4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 1,000,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%

We further declare under penalty or perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: 4/8/2024

Jelani Jenkins, President

Stephanie Wilson, Secretary

B2603-5480 04/08/2024 5:00 PM Received by California Secretary of State





California Secretary of State
Electronic Filing

FILED
Secretary of State
State of California

General Stock Corporation - Articles of Incorporation

Entity Name:	Postseason, Inc.
Entity (File) Number:	C4790337
File Date:	09/19/2021
Entity Type:	General Stock Corporation
Jurisdiction:	California

Detailed Filing Information

1. Corporate Name: Postseason, Inc.
2. Business Addresses:
   a. Initial Street Address of Corporation: 5777 W Century Blvd. # 1110 Unit #404, Los Angeles, California, 90045, United States of America
   b. Initial Mailing Address of Corporation: 5777 W Century Blvd. # 1110 Unit #404, Los Angeles, California, 90045, United States of America
3. Agent for Service of Process:
   Individual Agent: Jelani Jenkins, 3512 West 79th Street, Inglewood, California, 90305, United States of America
4. Shares: 1,000,000
5. Purpose Statement: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

The incorporator affirms the information contained herein is true and correct.

Incorporator: Jelani Jenkins